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                              December 12, 2022

       Henry Nisser
       President and General Counsel
       Ault Disruptive Technologies Corporation
       100 Park Avenue, Suite 1658A
       New York, NY 10017

                                                        Re: Ault Disruptive
Technologies Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Response dated
November 30, 2022
                                                            File No. 001-41171

       Dear Henry Nisser:

               We have reviewed your November 30, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to our comment in our November 21, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. We note your response to comment 1 and that the Sponsor has substantial ties with a non-
                                                        U.S. person. Please
revise your disclosure in future filings to include disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Henry Nisser
Ault Disruptive Technologies Corporation
December 12, 2022
Page 2
      completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

       You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameHenry Nisser
                                                      Division of Corporation
Finance
Comapany NameAult Disruptive Technologies Corporation
                                                      Office of Real Estate &
Construction
December 12, 2022 Page 2
cc:       Spencer Feldman
FirstName LastName